Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

By EDGAR Transmission

August, 1, 2012

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Santa Fe Petroleum, Inc.
Amendment No. 1 to Form 8-K
Filed June 26, 2012
File No. File No. 333-173302

Dear Mr. Mancuso:

On behalf of Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2012, providing the Staff’s comment with respect to the above-referenced Amendment No. 1 to the Current Report on Form 8-K (the “Form 8-K/A”).

We appreciate the comment of the Staff and the opportunity to respond. For the convenience of the Staff, the Staff’s comment is included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company.

1.	Your disclosure added in response to prior comment 1 says that you “have not taken advantage” of the “reduced reporting burdens.” Please reconcile this statement with the election that you mention on page 24 and the absence of disclosures like that mentioned on Regulation S-K Item 402(b).

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the beginning of its Form 8-K/A to include the following language:

“IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company,” as that term is defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A in a registration statement;

•	Exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	Reduced disclosure about our executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

Some of these exemptions, such as the exemption from the auditor attestation requirement and the exemption from say-on-pay votes, are already available to us as a “smaller reporting company,” as that term is defined in Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”). Under the JOBS Act, we may take advantage of these provisions for up to five years, or until such earlier time as we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our shares of common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three year period. Other than the accounting standards referenced in Section 7(a)(2)(B) of the Securities Act and Section 107(b) of the JOBS Act, an emerging growth company may decide to follow only some of the scaled disclosure provisions for emerging growth companies. We have not taken advantage of any of these reduced reporting burden, including the accounting standards referenced in Section 7(a)(2)(B) of the Section 107(b) of the JOBS Act, in this Current Report on Form 8-K (this “Form 8-K”), although we may choose to do so in future filings. If we do, the information that we provide to our shareholders may be different than what our shareholders might get from other public companies in which they hold equity interests.”

•	The Company has revised the section entitled “Risk Factors” in its Form 8-K/A to include the following language:

“Pursuant to the recently enacted JOBS Act, we may take advantage of an extended transition period for complying with new or revised accounting standards, which could have a negative effect on the trading market for our shares.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we currently plan to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under the JOBS Act, if an emerging growth company decides to take advantage of the scaled accounting standards referenced in Section 7(a)(2)(B) of the Section 107(b) of the JOBS Act, it must take advantage of all, but not some, of the scaled accounting disclosures. In the future, we may choose to comply with the scaled accounting disclosures in accordance with the JOBS Act. As a result of such election, our financial statements may not be comparable to the financial statements of other companies that comply with public company effective dates. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our capital stock less attractive because we rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares, and our trading price may be more volatile.”

2.	Please tell us when you filed the Form D related to the transaction that you did not register based on Regulation D.

Response: The Company acknowledges the Staff’s comment. The Form D for the transaction disclosed in Item 3.02 of the Form 8-K/A was filed with the Commission on July 31, 2012:

3.	Please address the part of prior comment 3 that asked you to disclose the number of leases subject to the option to purchase under the Lease Acquisition Agreement, whether you have acquired any leases through that Lease Acquisition Agreement, and what are the material terms of the leases you currently could acquire under the Lease Acquisition Agreement. Include in your disclosure of material terms the duration and termination provisions and the drilling and production requirements mentioned on page 14.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Description of Business” in its Form 8-K/A to include the following language:

“SFL has entered into Lease Acquisition Agreements (the “Lease Acquisition Agreements”), a form of which is attached hereto as Exhibit 10.2, with Langtre LLC and Woodlake, LLC (together, the “Land Banks”), both of which are wholly-owned by LB and SF Petroleum, LLC (f/k/a Santa Fe Petroleum, LLC), a Texas limited liability company (“SFP”). The President of both LB and SFP is Tom Griffin, our President and Chairman of the Board. The arrangement with the Land Banks, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases in a more cost-efficient manner. As of July 31, 2012, the Land Banks had acquired 11 leases on approximately 1,574 acres. As of July 31, 2012, no leases have been acquired through the Lease Acquisition Agreement.

The material terms under each of the Lease Acquisition Agreement include that we may purchase the leases, or portions of the leases, held by the Land Banks from time to time, provided, however, that we are obligated to purchase all the leases held by the Land Banks within two years from the from the date the Land Banks were formed, respectively, subject to change by mutual consent. The aggregate purchase price for the leases will be equal to a 50% minimum return or 50% annualized return, whichever is greater, of the total investment raised by LB through the sale of its holdings of our Common Stock and utilized for the support of the Land Banks. LB acquired shares of our Common Stock as a result of the SFL Acquisition and the subsequent Exchange discussed above.

Land Bank investors will receive proceeds from the sale of leases by the Land Banks to SFL based on their Participation Agreements, in form attached hereto as Exhibit 10.3. LB will use the funds raised from investors in the Land Banks to acquire oil and gas leases selected by SFL. Additionally, at our discretion, we may borrow up to $150,000 of the funds from the Land Banks for testing the Test Well owned by SFL (the “Land Bank Loan”).

As part of the commercial arrangement with the Land Banks, we have guaranteed all obligations of SFL under the Lease Acquisition Agreement. The amount of our financial risk related to these guarantees will depend on the amount and value of the leases that the Land Banks acquire. Based on current estimates we expect that we will be guaranteeing the purchase of $5,000,000 or more in leases. This guaranty amount is subject to change.

As discussed more fully below, under the Lease Acquisition Agreements, SFL is obligated to acquire leases from the Land Banks. Under the initial terms of the Lease Acquisition Agreements, an initial payment would have been due within thirty (30) days (unless extended by mutual agreement) following the Exchange, equaling the total of all costs funded by Land Banks at the time of the initial payment and the assumption of all outstanding lease drafts and any costs yet to be paid. Effective June 10, 2012, SFL and Land Banks executed an extension of the initial payment date, and pursuant to this extension the initial payment is currently due on September 30, 2012. If we fail to meet certain production requirements of each lease, specifically, if, within ninety (90) days from the completion of an oil or gas well with an “oil well” having an initial gas-oil ratio of less than 100,000 cubic feet per barrel or a “gas well” with an initial gas-oil ratio of 100,000 cubic feet or more per barrel (based on a 24-hour production test conducted under normal producing conditions using industry standard facilities and equipment, the lease may be terminated or otherwise expire. SFL’s acquisitions of Leases may occur from time to time, but must be completed within two years of February and April of 2012, which are the dates on which each of the Land Banks were formed, respectively.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

At the time SFL completes the acquisition of all the Leases or pays the Land Bank Loan in full, whichever is later, the Lease Acquisition Agreements require that SFL make an additional payment to the Land Banks equal to the greater of (a) 50% of the total contributions by participants to the Land Banks less the sum of (i) lease acquisition payments made by SFL to the Land Banks in excess of the Land Banks’ costs to acquire the leases plus (ii) aggregate interest paid on the loan to SFL or (b) an amount that, after taking into account the amount and timing of all distributions from the Land Banks to participants, will repay the participants’ contributions and provide a minimum of a 50% annualized return to the participants on their unrepaid contributions (that is, outstanding contributions not repaid) over the life of each of the Land Banks.

Additionally, if SFL has drawn on the Land Bank Loan, the Land Bank Loan will bear interest at 50% minimum return, or 50% annualized return, whichever is greater, over and up to a two year period and be payable in full not later than two years after the Land Banks were formed.

If, for any reason, SFL fails to acquire all remaining leases or repay the loan as discussed above from one or both of the Land Banks, in addition to any other remedies it may have for such failure, such Land Bank may sell the remaining leases to other purchasers. Additionally, we will be liable if SFL does not perform its obligations.”

4.	Refer to the second paragraph on page 8. Please disclose the “date the Land Bank [w]as formed” that determines the date on which you must complete the acquisitions and repay the loans.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Description of Business” in its Form 8-K/A to include the following language:

“As discussed more fully below, under the Lease Acquisition Agreements, SFL is obligated to acquire leases from the Land Banks. Under the initial terms of the Lease Acquisition Agreements, an initial payment would have been due within thirty (30) days (unless extended by mutual agreement) following the Exchange, equaling the total of all costs funded by Land Banks at the time of the initial payment and the assumption of all outstanding lease drafts and any costs yet to be paid. Effective June 10, 2012, SFL and Land Banks executed an extension of the initial payment date, and pursuant to this extension the initial payment is currently due on September 30, 2012. If we fail to meet certain production requirements of each lease, specifically, if, within ninety (90) days from the completion of an oil or gas well with an “oil well” having an initial gas-oil ratio of less than 100,000 cubic feet per barrel or a “gas well” with an initial gas-oil ratio of 100,000 cubic feet or more per barrel (based on a 24-hour production test conducted under normal producing conditions using industry standard facilities and equipment, the lease may be terminated or otherwise expire. SFL’s acquisitions of Leases may occur from time to time, but must be completed within two years of February and April of 2012, which are the dates on which each of the Land Banks were formed, respectively.”

5.	Prior comment 4 asked that you provide us information; however, you instead added disclosure in your filing, including information regarding numbers of barrels of oil. Please tell us why you believe this disclosure is appropriate, particularly give your responses to prior comments 15-17 and your disclosure on pages 29 and 50 regarding the property being unevaluated. In this regard, please note that we are continuing our evaluation of your responses to prior comments 15-17 and may have further comments when we complete that evaluation and you respond to the comments in this letter.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Background” in its Form 8-K/A to include the following language:

“In 1997 our chairman of the board, Tom Griffin, established Santa Fe Petroleum, LLC, a Texas limited liability company engaged in oil and gas operations (“SFP2”) that subsequently ceased operations and forfeited its status with the Texas Secretary of State in 2006. In 2010, Mr. Griffin formed a new entity, SFP, as a business to engage in oil and gas exploration and production. SFP2 drilled 25 vertical and horizontal wells in East Texas and achieved significant aggregate returns for investors in those projects. As of the date of this Form 8-K/A, SFP is a holding company with no oil and gas operations, and we have no ownership in the prior business or wells drilled in East Texas. In December 2009 that business drilled a test well on a 76-acre lease in the Bend Arch-Fort Worth Basin in Texas (the “Test Well”). Baker Hughes, a top-tier oilfield services company, interpreted the logs and Weatherford Laboratories, who is engaged in all facets of rock and fluid analysis for the purpose of evaluating hydrocarbon resources around the world, analyzed the core samples. The Baker Hughes log-interpretation report estimated 1.37 million barrels of oil at the Test Well site based on an 80-acre project. The side-wall core samples were taken every two feet beginning a few feet below the Barnett Shale in the Ellenberger formation and above the Barnett Shale a few feet in the Marble Falls formation. The results show oil exists in a porous, 101-feet-thick blanket formation with the top of the formation at the initial test-well location at a depth of approximately 2,600 feet below the surface. The analysis of core samples by Weatherford Laboratories estimated 1.6 million barrels in place in the same 80-acre project.”

6.	Please tell us which section of exhibit 10.4 assigns the agreement to you and establishes the disclosed March 2014 expiration.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment. The oil and gas lease is currently held by Santa Fe Land, LLC, the Company’s wholly-owned subsidiary. The lease was assigned to Santa Fe Land, LLC, pursuant to three assignment documents, all of which are filed with the Form 8-K/A as a part of Exhibit 10.4. The first assignment, the Memorandum of an Assignment of Oil and Gas Lease, dated October 2, 2009, assigns the lease from Gas Group, Ltd. to Montana Energy, L.P. The second assignment, the Memorandum of an Assignment of Oil and Gas Lease, dated October 5, 2009, assigns the lease from Montana Energy, L.P. to Santa Fe Land, L.P. The third assignment, the Memorandum of an Assignment of Oil and Gas Lease, dated April 10, 2010, assigns the lease from Santa Fe Land, L.P. to Santa Fe Land, LLC. The date of the Paid-Up Oil & Gas Lease (attached to the Form 8-K/A as Exhibit 10.4) is stated in the first sentence of the Paid-Up Oil & Gas Lease as March 24, 2009. Section 2 of the Paid-Up Oil & Gas Lease states that the primary term is three (3) years. Therefore, the primary term of the Paid-Up Oil & Gas Lease would expire on March 24, 2012, which is three (3) years from the date of the Paid-Up Oil & Gas Lease. Immediately beneath Section 2 of the Paid-Up Oil & Gas Lease is an unnumbered section entitled “Option to Extend the Primary Term.” This section states that: “the Lessee is hereby given the option to extend the primary term of this lease for an additional two (2) years from the expiration of the primary term hereof.” As previously stated, the expiration of the primary term would occur on March 24, 2012; therefore, if the lessee exercises the right to extend the primary term pursuant to the option to extend, the expiration date would be March 24, 2014, which is two years after March 24, 2012. Santa Fe Land, LLC extended the primary term pursuant to the extension option on March 20, 2012, and the Company has filed the extension document with the Commission as a part of Exhibit 10.4 attached to the Form 8-K/A.

7.	Please expand your response to prior comment 9 to tell us the basis for the belief that “…Barnett Shale in the eastern part of the Fort Worth Basin has become one of the largest natural-gas-producing formations in North America.”

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Background” in its Form 8-K/A to remove the statement that management believes that the “Barnett Shale in the eastern part of the Fort Worth Basin has become one of the largest natural-gas-producing formations in North America.”

8.	Please demonstrate to us clearly how your response to prior comment 11 reflects the “additional payment” mentioned on page 10, and tell us who receives the excess net profits represented by the blank in the last paragraph numbered 1 in exhibit 10.3. Also, please revise your disclosure to clarify what you mean by an “unpaid contribution” and to disclose the amount that disclosed formulas would generate if the acquisitions occurred on a recent date, not just the amount you would pay on a hypothetical investment.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Participation Agreement for Land Acquisition” in its Form 8-K/A to include the following language:

“At the time SFL completes the acquisition of all the Leases or repays the Land Bank Loan, whichever is later, the Lease Acquisition Agreement requires that SFL make an additional payment to the Land Banks equal to the greater of (a) a 50% minimum return, or a 50% annualized return, whichever is greater, of the total contributions by participants to the Land Bank, less the sum of (i) lease acquisition payments made by SFL to the Land Banks in excess of the Land Banks’ costs to acquire the leases plus (ii) aggregate interest paid on the Land Bank Loan or (b) an amount that, after taking into account the amount and timing of all distributions from the Land Bank to participants, will repay the participants’ contributions and provide a minimum of a 50% return, or 50% annualized return, whichever is greater, to the participants on their unrepaid contributions (that is, outstanding contributions not repaid) over the life of the Land Banks. Any excess profits remaining would be allocated 50% to the Participants and 50% to the Land Bank. As an example, as of July 31, 2012, the existing 1,574 acres under the Lease Acquisition Agreement had received contributions from Participants in the amount of $400,000. SFL could acquire the leases from the Land Bank for $600,000 (investment plus 50% return), or at an effective rate of $381 per acre.”

9.	We note that you revised your disclosure on page 10 in response to our prior comment 11 to state that “LB” will sell “Company” common stock. With a view toward clarified disclosure, please tell us how “LB” will acquire your stock to sell and the amount it will pay for your stock. Also, please tell us why you continue to disclose on page 7 that “LB” will sell “SFO Stock.”

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Description of Business” in its Form 8-K/A to include the following language:

“On May 11, 2011, SFO acquired 100 percent of the issued and outstanding units of membership interest of Santa Fe Land, LLC (such units, the “SFL Units”), a Texas limited liability company and a wholly-owned subsidiary of SFO (“SFL”). SFO issued an aggregate of 33,478,261 shares of its common stock and 1,999,150 warrants to purchase its common stock to holders of SFL units of membership interest (the “SFL Unit Holders”) in exchange for their SFL Units (the “SFL Acquisition”). The SFL Unit Holders were comprised entirely of entities under the control of Tom Griffin, the Company’s Chairman of the Board and a related party (the “Principal Stockholder”), including Long Branch Petroleum, LP (“LB”). The acquisition of SFL by SFO is being accounted for as a combination of entities under common control. Therefore, the acquisition has been recorded at the historical cost basis of the assets transferred.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

In connection with the SFL Acquisition, we acquired SFL’s oil and natural gas working interests of 100% with a net revenue interest of 75% for the Test Well in Comanche County, Texas. Additionally, we acquired a mineral lease over approximately 76 acres of land as part of the SFL Acquisition.

SFL has entered into Lease Acquisition Agreements (the “Lease Acquisition Agreements”), a form of which is attached hereto as Exhibit 10.2, with Langtre LLC and Woodlake, LLC (together, the “Land Banks”), both of which are wholly-owned by LB and SF Petroleum, LLC (f/k/a Santa Fe Petroleum, LLC), a Texas limited liability company (“SFP”). The President of both LB and SFP is Tom Griffin, our President and Chairman of the Board. The arrangement with the Land Banks, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases in a more cost-efficient manner. As of July 31, 2012, the Land Banks had acquired 11 leases on approximately 1,574 acres. As of July 31, 2012, no leases have been acquired by us through the Lease Acquisition Agreement.

The material terms under each of the Lease Acquisition Agreement include that we may purchase the leases, or portions of the leases, held by the Land Banks from time to time, provided, however, that we are obligated to purchase all the leases held by the Land Banks within two years from the from the date the Land Banks were formed, respectively, subject to change by mutual consent. The aggregate purchase price for the leases will be equal to a 50% minimum return or 50% annualized return, whichever is greater, of the total investment raised by LB through the sale of its holdings of our Common Stock and utilized for the support of the Land Banks. LB acquired shares of our Common Stock as a result of the SFL Acquisition and the subsequent Exchange discussed above.”

•	The Company has revised the section entitled “Participation Agreement for Land Acquisition” in its Form 8-K/A to include the following language:

“The aggregate purchase price for the leases will be equal to a 50% minimum return, or 50% annualized return, whichever is greater, of the total funds raised by the Land Banks through the sale of our Common Stock held by LB, which LB acquired pursuant to two transactions, the SFL Acquisition and the subsequent Exchange, both of which are described more fully above. If we fail to meet the specific requirements of a particular lease, such as requirements relating to future drilling and the production of oil and gas, such lease may terminate or otherwise expire.”

10.	We note your disclosure here and on pages 8 and 28 that the loan to complete the testing of the Barnett Cody #1 well would bear an interest at 15% per year. However, we note that Exhibit 10.2 indicates that the loan will bear interest at 50% per year. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Description of Business” in its Form 8-K/A to include the following language:

“Additionally, if SFL has drawn on the Land Bank Loan, the Land Bank Loan will bear interest at 50% minimum return, or 50% annualized return, whichever is greater, over and up to a two year period and be payable in full not later than two years after the Land Banks were formed.”

•	The Company has revised the section entitled “Off-Balance Sheet Arrangements” in its Form 8-K/A to include the following language:

“Under the Lease Acquisition Agreements, SFL will have the right to acquire leases from the Land Banks. The aggregate purchase price for the leases will be equal to a 50% minimum return, or 50% annualized return, whichever is greater, of the total investment raised by LB through the sale of its shares of our Common Stock and utilized for the support of the Land Banks. SFL’s acquisitions of Leases may occur from time to time, but must be completed within two years from the date the Land Bank is formed. Additionally, if the SFL has borrowed funds pursuant to the Land Bank Loan, the Land Bank Loan will bear interest at 50% minimum return, or 50% annualized return, whichever is greater, and be payable in full not later than two years after each of the Land Banks were formed, which was February and May of 2012, respectively.”

11.	We note your response to prior comment 12 does not address the status of required approvals. Please revise to clarify if you currently have all permits, licenses, and other authorizations necessary and to clarify that status of the required approvals.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Governmental Regulation” in its Form 8-K/A to include the following language:

“The Company believes that through its affiliate entities, it has all required permits, licenses, approvals and other authorizations that are necessary or required as of the date of this Form 8-K/A.”

12.	Please tell us when you plan to file the amended Form 10-K mentioned in your response to prior comment 13.

Response: The Company acknowledges the Staff’s comment. The Company plans to file the amended Form 10-K mentioned in its response to prior comment 13 on or before August 10, 2012.

13.	Please expand your response to prior comment 2 regarding Baby All business before the exchange to provide us your analysis of the materiality of any liability that you might incur for the disclosures about the company’s business in your Form S-1 that became effective in January 2012 or for any potential non-compliance with Rule 419 in connection with the offering described in that registration statement.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment. Rule 419 does not apply to the offering made pursuant to Form S-1 because the Company is not now, and was not at the time of the offering, a “blank check company,” as that term is defined in Rule 419 of Regulation C, promulgated under the Securities Act. Since Rule 419 does not now apply to the Company, and did not apply to the Company at the time of the offering, the Company does not believe that it has any liability under Rule 419 and therefore believes that such disclosure is unnecessary and could potentially mislead investors. Additionally, the Company believes that it has disclosed all material risks inherent in investment in the Company in the section entitled “Risk Factors” in the Form 8-K/A.

14.	Your use of the term “may” in the caption and text of the risk factor referring to compliance with accounting standards suggests to investors that you have the option of choosing which new or revised standards to adopt. Please refer to Section 107(b)(2) of the JOBS Act and the guidance in Question and Answer 7 of the JOBS Act Frequently Asked Questions available on the Commission’s web site, and revise your document accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Risk Factors” in its Form 8-K/A to include the following language:

“Pursuant to the recently enacted JOBS Act, we may take advantage of an extended transition period for complying with new or revised accounting standards, which could have a negative effect on the trading market for our shares.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we currently plan to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under the JOBS Act, if an emerging growth company decides to take advantage of the scaled accounting standards referenced in Section 7(a)(2)(B) of the Section 107(b) of the JOBS Act, it must take advantage of all, but not some, of the scaled accounting disclosures. In the future, we may choose to comply with the scaled accounting disclosures in accordance with the JOBS Act. As a result of such election, our financial statements may not be comparable to the financial statements of other companies that comply with public company effective dates. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our capital stock less attractive because we rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares, and our trading price may be more volatile.”

15.	Please quantify the amount of the initial payment mentioned in exhibit 10.2 and describe when the payment is due and the source of the funds that you will use for the payment.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Liquidity and Capital Resources” in its Form 8-K/A to include the following language:

“As discussed above in the section entitled “Participation Agreement for Land Acquisition,” which is hereby incorporated by reference, we intend to purchase leases from the Land Banks pursuant to the Lease Acquisition Agreements. The source of funds for the Initial Payment will be from the anticipated closing of the Company’s current $5 million private placement.”

16.	Refer to your response to prior comment 21. Please note that the last sentence of Rule 13d-3(d)(1)(i) provides that subject to securities underlying options, warrants, rights or conversion privileges are deemed outstanding for purposes of computing the ownership of the holder but not for the purposes of computing the ownership of other persons. Based on footnote 4 to your table on page 30, it appears that you have deemed the shares underlying warrants to be outstanding for purposes of all holders. Please revise your disclosure to be consistent with the requirements of Rule 13(d)-3 and the last sentence of Regulation S-K Item 403(b).

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Security Ownership of Certain Beneficial Owners and Management” in its Form 8-K/A to reflect ownership of warrants and other convertible securities consistent with the requirements of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the last sentence of Item 403(b) of Regulation S-K, promulgated under the Securities Act.

17.	Your response to prior comment 6 appears to address only the status of some of the companies named in the last paragraph on page 31. Please tell us the status of Santa Fe Texas, LLC and all of the companies – other than the accounting firm – named in the last paragraph on page 31. Include in your response whether the companies you identify as “publically traded” have filed all required reports with the Commission.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The inclusion of the entity with the name “Santa Fe Texas, LLC” in the Company’s previous filing was erroneous, and as such the Company has revised the section entitled “Background” in its Form 8-K/A to include the following language:

“In 1997 our chairman of the board, Tom Griffin, established Santa Fe Petroleum, LLC, a Texas limited liability company engaged in oil and gas operations (“SFP2”) that subsequently ceased operations and forfeited its status with the Texas Secretary of State in 2006. In 2010, Mr. Griffin formed a new entity, SFP, as a business to engage in oil and gas exploration and production. SFP2 drilled 25 vertical and horizontal wells in East Texas and achieved significant aggregate returns for investors in those projects. As of the date of this Form 8-K/A, SFP is a holding company with no oil and gas operations, and we have no ownership in the prior business or wells drilled in East Texas. In December 2009 that business drilled a test well on a 76-acre lease in the Bend Arch-Fort Worth Basin in Texas (the “Test Well”). Baker Hughes, a top-tier oilfield services company, interpreted the logs and Weatherford Laboratories, who is engaged in all facets of rock and fluid analysis for the purpose of evaluating hydrocarbon resources around the world, analyzed the core samples. The Baker Hughes log-interpretation report estimated 1.37 million barrels of oil at the Test Well site based on an 80-acre project. The side-wall core samples were taken every two feet beginning a few feet below the Barnett Shale in the Ellenberger formation and above the Barnett Shale a few feet in the Marble Falls formation. The results show oil exists in a porous, 101-feet-thick blanket formation with the top of the formation at the initial test-well location at a depth of approximately 2,600 feet below the surface. The analysis of core samples by Weatherford Laboratories estimated 1.6 million barrels in place in the same 80-acre project.”

•	With respect to its disclosure on page 31 in Mr. Hall’s biographical information, the Company has provided all disclosures required pursuant to Item 401 of Regulation S-K, promulgated under the Securities Act. While the Company acknowledges and appreciates the Staff’s comment, it is not possible for the Company to accommodate the Staff’s request to provide disclosure about the status of those companies, including but not limited to whether those companies have filed all required reports with the Commission, because none of the companies for which Mr. Hall has previously worked or is currently working is related in any way to the Company, and therefore the Company has no knowledge of the business of these companies or their compliance with their obligations under securities laws.

18.	We note that your response to prior comment 22 and your added disclosure regarding Mr. Nelson’s position as Vice President of Santa Fe Petroleum, Inc. Please clarify the business of Santa Fe Petroleum, Inc. Additionally, although we note that your disclosure on page 32 that the company is currently unrelated to you, please tell us about any past relationships between that company and you and your affiliates other than Mr. Nelson’s role as Vice President, whether those relationships present a conflict of interest with the business of the registrant, and whether the existence of the company with the same name as the registrant presents a material risk that you should disclose to investors. Also reconcile the statement that the company is unrelated to you with your disclosure on page 34 that the company is owned by companies controlled by your principal stockholder.

Response: The Company acknowledges the Staff’s comment. SF Petro, Inc. (f/k/a Santa Fe Petroleum, Inc.), a private Texas company, is controlled by Tom Griffin, the Company’s President and principal stockholder. The Company does not believe that the existence of SF Petro, Inc. presents a conflict of interest with the business of the Company, and the Company does not believe that the existence of a company with the same name as the Company presents a material risk that the Company should disclose to investors, because SF Petro, Inc. is currently a holding company. If, in the future, the Company believes that a conflict of interest or material risk has arisen, it will disclose such conflict of interest or risk to investors in its public filings. Additionally, the Company has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Directors and Executive Officers, Promoters and Control Persons” to include the following language:

“Mr. Nelson has extensive experience in many facets of the construction, aviation, and oil and gas industries. His depth of knowledge extends through sales, marketing, management and consulting. Mr. Nelson has worked with international land and commercial development companies as well as international aviation companies. Since 2007, he has served as President of D&J Enterprises LLC, a multifaceted management and consulting firm. From 2008 to 2010, he also served as Vice President of SF Petro, Inc. (formerly Santa Fe Petroleum, Inc.), a private oil and gas company incorporated in Texas that is controlled by our Principal Stockholder and is now a non-operating holding company. Mr. Nelson is a military veteran having served as an officer flying helicopters in the Army. He is a multi-rated pilot, and from 1990 to 2008, he served as a captain for ATA Airlines. Mr. Nelson was selected to serve as a Director of the Company due to his extensive experience in several industries and specifically, for the oil and gas industry.”

•	The Company has revised the section entitled “Land Banks” in its Form 8-K/A to include the following language:

“Our executive offices are located at 4011 W. Plano Parkway, Suite 126, Plano, Texas 75093, where we occupy approximately 1,000 square feet of office space. We pay rent of $1,500 per month under an arrangement with a company controlled by Mr. Griffin, which leases the space from an unaffiliated owner. We believe that our current office space and facilities will have to be expanded in the near future to meet our growth plans.

We currently do not have a lease but we are accruing a pro-rata charge of approximately $1,500 per month from a company controlled by the Principal Stockholder.”

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

19.	Please revise the disclosure added in response to prior comment 24 to clarify who you mean by the “Lender” and whether that entity completed a reverse merger.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Executive Compensation” in its Form 8-K/A to include the following language:

“Mr. Hall acquired all of the shares of Common Stock of the Company beneficially owned by him (the “Hall Shares”) from LB in exchange for promissory notes totaling $83,478.26 (the “Note”). The principal of and accrued interest upon the Note is due and payable in equal quarterly installments, each in the amount of $20,869.57, commencing on the date on which SFO completed its reverse merger with us (the “Loan Commencement Date”) and continuing on the last day of each third month thereafter until the one year anniversary of the Loan Commencement Date, when the entire unpaid principal balance of the Note shall be due and payable in full. If Mr. Hall fails to pay the Note, the Hall Shares will revert to LB. In addition, if Mr. Hall resigns as an officer of the Company or is terminated for cause, LB will have the right to acquire 4,000,000 of such shares if the resignation or termination occurs before May 10, 2013; 2,666,666 of such shares if the resignation or termination occurs after May 10, 2013 and before May 102, 2014; and 1,333,334 of such shares if the resignation or termination occurs after May 10, 2014 and before May 10, 2015.”

20.	With a view toward clarified disclosure, please tell us the relationships between “SFP Inc” and the registrant before the reverse merger such that “SFP Inc” would be paying the registrant’s compensation and legal expenses disclosed in this section. Also provide us this information regarding the relationships between “SFP LLC” and the registrant. In addition, please disclose (1) the uses of the loans, not just “the majority” of the uses, and (2) the repayment terms, including the due date and interest rate.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised the section entitled “Land Banks” in its Form 8-K/A to include the following language:

“The President of both LB and SFP is Tom Griffin, the Company’s President and Chairman of the Board. The Land Bank arrangement, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases utilizing our funds in more efficient way. As of July 31, 2012, the Land Banks had acquired 11 leases on approximately 1,574 acres. Under the Lease Acquisition Agreements, we can purchase the leases, or portions of the leases, held by the Land Banks from time to time and are obligated to purchase all the leases held by the Land Banks within two years from the dates the Land Banks were formed, subject to change by mutual consent. The Land Banks were formed in February and May of 2012. The aggregate purchase price for the leases will be equal to a 50% minimum return, or 50% annualized return, whichever is greater, of the total investment raised by LB through the sale of its holdings of our Common Stock and utilized for the support of the Land Banks.

Investors in the Land Banks subsequent to the closing of the Exchange will receive proceeds from the sale of leases by the Land Banks to SFL based on their Participation Agreements, as discussed more fully in the section entitled “Participation Agreement for Land Acquisition.” If there are excess profits remaining after payments to Participants by the Land Banks, 50% of the excess profits will be paid to the Participants and 50% to the Land Banks.

Our executive offices are located at 4011 W. Plano Parkway, Suite 126, Plano, Texas 75093, where we occupy approximately 1,000 square feet of office space. We pay rent of $1,500 per month under an arrangement with a company controlled by Mr. Griffin, which leases the space from an unaffiliated owner. We believe that our current office space and facilities will have to be expanded in the near future to meet our growth plans.

We currently do not have a lease but we are accruing a pro-rata charge of approximately $1,500 per month from a company controlled by the Principal Stockholder.

We have engaged, and may engage in the future, in transactions with our affiliates or stockholders, officers and directors of our affiliates. TexTron Southwest, Inc. (“TexTron”) provides operating services including drilling of wells and ongoing operating management for oil and gas entities and is owned by entities under the control of the Principal Stockholder.”

21.	Please reconcile your disclosure that you pay rent to a related party of $1,500 per month with your disclosure that you paid $24,000 from May to December 2011.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as set forth in its response to Comment 20, above.

22.	Your response to prior comment 26 does not address the concerns raised. Please identify each related person as defined by Regulation S-K Item 404 who will receive proceeds from the sale of the leases, and disclose the amount that each person will receive.

Response: The Company acknowledges the Staff’s comment. The Company has not identified any related persons who will receive proceeds from the sale of the leases because there are no related persons who will receive such proceeds.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

23.	Please reconcile your disclosure in response to prior comment 28 which suggests that all of your outstanding common stock is restricted with (1) the offering mentioned in your registration statement on Form S-1, and (2) your “Recent Sales of Unregistered Securities” disclosure which does not indicate that all of your outstanding securities were issued in unregistered transactions.

Response: Pursuant to Item 701 of Regulation S-K, promulgated under the Securities Act, the section of the Form 8-K/A entitled “Recent Sales of Unregistered Securities” discloses “information as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act. The Company acknowledges the Staff’s comment, and therefore with a view toward clarified disclosure, the Company has revised the Form 8-K/A as follows:

•	The Company has revised the section of its Form 8-K/A entitled “Common Stock” to include the following language:

“We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of May 10, 2012, 39,478,261 shares are issued and outstanding. Of these 39,478,261 shares of Common Stock outstanding, 6,000,000 are freely-tradable as a result of the registration of the offer and sale of these shares on Form S-1. The remaining 33,478,261 shares of Common Stock may not be resold unless (i) to a “non-U.S. person” (as that term is defined in Rule 902(k) of Regulation S, promulgated under the Securities Act) in accordance with the Rule 904 of Regulation S, (ii) in a private resale pursuant to Rule 4(1), (iii) to a “qualified institutional buyer” (as that term is defined in rule 144A(a)(1) of the Securities Act) in accordance with Rule 144A(d) of the Securities Act, or (iv) until (x) the Company has been current in its filing requirements under the Exchange Act (other than current reports on Form 8-K) for a period of twelve months, and (y) one year has elapsed since the filing of this Form 8-K/A. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Under Delaware Law, a corporation’s stockholders may appoint directors by cumulative voting as set forth in its certificate of incorporation, however, our certificate of incorporation does not include such a right and therefore our holders of our Common Stock do not have cumulative voting rights. Holders of our Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore. In the event of our liquidation, dissolution, or winding up, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Pursuant to Article X, Section 6 of our by-laws we have the ability to hold our shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156 and to redeem shares called by us in accordance with Delaware General Corporations Law §160. Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock. Delaware General Corporations Law §156 states that the corporation may (emphasis added) issue shares as partially paid and subject to a call on the remaining amount due for the purchase of the issued shares. At the present time, the Corporation has not intent to issue shares for partial payment.”

24.	We note your response to comment 29. However, it is unclear how you have two auditors of record after the reverse merger. In that regard, tell us which audit firm has been engaged to review your Form 10-Q for the quarter ended June 30, 2012; and, please file Item 4-01 disclosure on Form 8-K for the audit form that will not continue. Please also note that Item 4-01 change of auditor disclosure is required regardless of which of the two firms you select to continue as your auditor.

Response: The Company acknowledges the Staff’s comment. The Company filed a Form 8-K announcing its change in auditors on July 13, 2012.

25.	We note that your response to comment 30. However the basis for your conclusion regarding the completeness of the periods presented in your financial statements remains unclear. Accordingly, please respond to the following:

•	Clarify the actual date of formation for Santa Fe Operation, Inc. (SFO). In that regard, the notes to financial statements indicate that SFO was formed in May 2011 while page nine of your filing indicates that SFO was formed in 2010.

Response: The Company acknowledges the Staff’s comment and has revised the section entitled “Background” in its Form 8-K/A to include the following language:

“In order to exploit this opportunity, Mr. Griffin and the investors in the test well formed SFO, a Texas corporation, in 2011. SFO’s wholly owned subsidiary, SFL, which was originally incorporated in Texas in 2009, owns the 76-acre oil and gas lease and the test well. Aside from acquiring the test well and associated leases, SFO and SFL have not conducted any operations and have not begun oil and gas production from the test well. As a result of the Exchange on May 10, 2012, SFO and SFL became our wholly owned subsidiaries.”

•	We see that you incurred more than $500,000 in operating expenses during the period from May 11, 2011 to December 31, 2011. Accordingly, more fully explain to us the basis for your statement that there would be no income statement or cash flow statement impact if predecessor financial statements were provided in your filing.

Response: The Company acknowledges the Staff’s comment. Prior to May 11, 2011, no substantial costs were incurred or capital allocated to the development of the Company’s business plan and property (76-acre oil and gas lease and the test well). This changed on May 11, 2011 with the incorporation of Santa Fe Operating and the addition of human capital dedicated to the development of the property.

•	Provide us a roll-forward of the carrying amount of the asset reported for the unevaluated oil and natural gas property, as reported in your balance sheet, from the date drilling occurred in 2009 to December 31, 2011. The roll-forward should describe and show the date and amount of significant transactions increasing or decreasing the carrying amount. Also, show is the principal components of the asset as reported in your most recent balance sheet.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment, and directs the Staff to please refer to Exhibit A attached hereto.

26.	As the capitalized costs related to your unevaluated oil and gas property were incurred as early as 2009, please expand your disclosure to describe the factors you have relied upon in concluding that the reported asset is not impaired. Also, clarify how continued capitalization is consistent with the related accounting policy disclosed on page 46. Refer to FASB ASC 932-235-50-16.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has revised Note 5 of its accounting disclosures in its Form 8-K/A to include the following language:

“The Company’s principal asset consists of an unevaluated oil and natural gas property in Comanche County, Texas, which approximated $494,000 as of December 31, 2011.

The unevaluated oil and natural gas property was originally drilled in 2009, as the Barnett Cody #1A test well. However, additional capital is needed for the Company to commence further drilling activities. As a result of the additional capital requirements, the reservoir analysis has not yet being completed. As such, the Company has classified the oil and natural gas property as unevaluated as of December 31, 2011. We hold the oil and natural gas lease through Santa Fe Land, LLC, our wholly-owned subsidiary. As of December 31, 2011, the primary term of the oil and natural gas lease was through March 2012; however, subsequent to December 31, 2011, Santa Fe Land, LLC extended the primary term through March 2014.

Additionally, as of December 31, 2011, the Company performed an impairment assessment of its unevaluated oil and natural gas property. This assessment included various factors such as management’s intention with regard to future exploration and development of wells in the geological area, the ability to extend the primary term of the lease for a reasonable period of time, the Company’s ability to obtain funds to finance exploration and development and the estimated discounted cash flows from the geological area as estimated based on initial core samples. Based on this analysis, no impairment charge was recorded to the carrying cost of the Company’s unevaluated oil and natural gas property as of December 31, 2011.”

27.	Regarding your response to prior comment 33, please:

•	file the final, complete, signed and dated Lease Acquisition Agreement,

•	file the agreements with related parties mentioned on page 34,

•	file the final, complete, signed and dated “variety of arrangements with affiliates” mentioned in your document,

•	file the warrants held by your affiliates; and

•	refer to the guidance in Regulation S-K Compliance and Disclosure Interpretation 146.04 available on the Commission’s web site with regard to the oral agreements that you mention in your response.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K/A as follows:

•	The Company has numerous complete, signed and dated Lease Acquisition Agreements, each of which is the same. As such, the Company finds that it would be unduly burdensome to file each Lease Acquisition Agreement, and that the benefit to investors from doing so would be negligible. Therefore, the Company has filed a form of Lease Acquisition Agreement as Exhibit 10.2 to the Form 8-K/A.

•	At the Staff’s request, the Company has revised and clarified its disclosure on page 34 and as such, there are no agreements with related parties that need to be filed with the Form 8-K/A.

•	The Company has numerous complete, signed and dated Participation Agreements, each of which is the same. As such, the Company finds that it would be unduly burdensome to file each Participation Agreement, and that the benefit to investors from doing so would be negligible. Therefore, the Company has filed a form of Participation Agreement as Exhibit 10.3 to the Form 8-K/A.

•	The Company has filed the form of warrants held by affiliates as Exhibit 10.5 to the Form 8-K/A.

•	The Company has filed descriptions of the oral agreements mentioned in its Form 8-K/A as Exhibit 10.6 to the Form 8-K/A.

28.	Please ensure that the exhibits that you file are legible. Also note that you should not present text of your exhibits as a graphic or image file; see the last sentence of Regulation S-T Item 304(e). We note for example exhibit 10.4.

Response: The Company acknowledges the Staff’s comment and has ensured that the exhibits it has filed with the Form 8-K/A are legible.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

In addition to our response to the aforementioned question, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact Bruce Hall, our Chief Executive Officer and Chief Financial Officer, at 972-841-6298 or at brucearthurhall@gmail.com.

Sincerely,

Santa Fe Petroleum, Inc.

/s/ Bruce A. Hall
Bruce A. Hall, CEO & CFO

EXHIBIT A

Roll-forward Oil & Gas Property

Santa Fe Operating, Inc,
Rollforward of Unevaluated Oil and Gas Property

	2009 ACTIVITY
	11/15/2009			12/31/2009
	SPUD Date	ADDITIONS	DELETIONS	BALANCE

Intangible drilling costs	$-	$283,846	$-	$283,846
Tangible drilling costs	$-	$30,906	$-	$30,906
Intangible completion costs	$-	$121,746	$-	$121,746
Leasehold costs	$-	$57,634	$-	$57,634

	$-	$494,132	$-	$494,132

	2010 ACTIVITY
	1/1/2010			12/31/2010
	BALANCE	ADDITIONS	DELETIONS	BALANCE

Intangible drilling costs	$283,846	$-	$-	$283,846
Tangible drilling costs	$30,906	$-	$-	$30,906
Intangible completion costs	$121,746	$-	$-	$121,746
Leasehold costs	$57,634	$-	$-	$57,634

	$494,132	$-	$-	$494,132

	2011 ACTIVITY
	1/1/2011			12/31/2011
	BALANCE	ADDITIONS	DELETIONS	BALANCE

Intangible drilling costs	$283,846	$-	$-	$283,846
Tangible drilling costs	$30,906	$-	$-	$30,906
Intangible completion costs	$121,746	$-	$-	$121,746
Leasehold costs	$57,634	$-	$-	$57,634

	$494,132	$-	$-	$494,132